UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

FREESCALE SEMICONDUCTOR, LTD.†
(Name of Issuer)

Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G3727Q 101
(CUSIP Number)

December 4, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† As more specifically described in the Current Report on Form 8-K filed by Freescale Semiconductor, Ltd. on December 7, 2015, Freescale Semiconductor Holdings V, Inc. is the successor-in-interest to Freescale Semiconductor, Ltd.

CUSIP No. G3727Q 101	13G	Page 2 of 3 Pages

(1)	Names of reporting persons Freescale Holdings L.P.
(2)	Check the appropriate box if a member of a group	(a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (See instructions)	☐
(11)	Percent of class represented by amount in Row 9 0%
(12)	Type of reporting person (See instructions) PN

CUSIP No. G3727Q 101	13G	Page 3 of 3 Pages

(1)	Names of reporting persons Freescale Holdings GP, Ltd.
(2)	Check the appropriate box if a member of a group	(a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (See instructions)	☐
(11)	Percent of class represented by amount in Row 9 0%
(12)	Type of reporting person (See instructions) OO

Item 1(a).	Name of Issuer.

Freescale Semiconductor, Ltd., formerly known as Freescale Semiconductor Holdings I, Ltd. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

6501 William Cannon Drive West
Austin, Texas 78735

Item 2(a).	Name of Person Filing.

Freescale Holdings L.P. and Freescale Holdings GP, Ltd. (collectively, the “Reporting Persons”)

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2012, pursuant to which the Reporting Persons agreed to file the Schedule 13G on February 14, 2012 and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is c/o Freescale Semiconductor, Inc., 6501 William Cannon Drive West, Austin, TX 78735.

Item 2(c).	Citizenship.

Each of the Reporting Persons is organized under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities.

Common Shares, par value $0.01 per share (the “Common Shares”)

Item 2(e).	CUSIP Number.

G3727Q 101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a) Amount beneficially owned:

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of December 4, 2015, the Reporting Persons do not beneficially own any of the Company’s Common Shares.

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of Shares as to which the Reporting Person has:

Freescale Holdings L.P.

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Freescale Holdings GP, Ltd.

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2015

FREESCALE HOLDINGS L.P.

By: Freescale Holdings GP, Ltd., as sole general partner

/s/ Thomas Lister
Name: Thomas Lister
Title: Authorized Signatory

FREESCALE HOLDINGS GP, LTD.

/s/ Thomas Lister
Name: Thomas Lister
Title: Authorized Signatory